March 21, 2007

Mail Stop 4561

Mr. Joseph C. Hyde
Chief Financial Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, GA 30328

Re: Global Payments Inc.
        Form 10-K for the year ended May 31, 2006
        Filed August 4, 2006
        Form 10-Q for the quarter ended August 31, 2006
        Filed October 6, 2006
        File No. 1-16111

Dear Mr. Hyde:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant